Filed Pursuant to Rule 433

Registration No. 333-155416

May 12, 2009

Pricing Term Sheet

Issuer:	Ameren Corporation
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable)/BB+ (stable) /BBB+ (stable)
Issue:	8.875% Senior Notes due 2014
Offering Size:	$425,000,000
Coupon:	8.875% per annum
Trade Date:	May 12, 2009
Settlement Date:	May 15, 2009
Maturity:	May 15, 2014
Treasury Benchmark:	1.875% due April 30, 2014
US Treasury Spot:	99-10+
US Treasury Yield:	2.018%
Spread to Treasury:	+698.2 basis points
Re-offer Yield:	9.000%
Price to Public (Issue Price):	99.505%
Gross Proceeds:	$422,896,250
Interest Payment Dates:	May 15th and November 15th, commencing November 15, 2009
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 50 basis points
CUSIP:	023608 AE2
Minimum Denomination:	$2,000 x $1,000
Joint Book-Running Managers:	BNP Paribas Securities Corp., J.P. Morgan Securities Inc. and UBS Securities LLC
Co-managers:	PNC Capital Markets LLC and Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities Inc. collect at (212) 834-4533 or UBS Securities LLC toll-free at 877-827-6444, ext. 561-3884.

*  A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.